Exhibit 99.2

Psyence Biomedical Ltd.

121 Richmond Steet West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) to be held in person at Venture Workspace Riverlands, Office Building 4, Riverlands, 51 Gogosoa Street, Observatory, Cape Town, 7935, on Thursday, January 22, 2026 at 9:00 a.m. (New York time).

At the Meeting, you will be asked to consider and, if deemed appropriate, to pass, the following:

1.      to receive and consider the audited financial statements of the Corporation for the year ended March 31, 2025 and interim condensed financial statements for the six months ended September 30, 2025, together with the report of the auditors thereon;

2.      the appointment of MNP LLP as the auditor of the Corporation and to authorize the directors to fix their remuneration;

3.      the election of directors of the Corporation; and

4.      a special resolution approving the proposed consolidation(s) of the common shares of the Corporation;

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which accompanies this Notice of Meeting and forms part hereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his, her or its duly executed form of proxy not later than 11:59 P.M. (New York time) on Wednesday, January 21, 2026, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, at the offices of Continental Stock Transfer & Trust Co., 1 State Street, 30th Floor, New York, NY 10004; (2) by calling, toll free at +1 (800) 509-5586 (3) by facsimile at +1 (212) 509-5152; (3) via email to proxy@continentalstock.com.

The participation of its shareholders is very important to Psyence. Please ensure that the votes attached to your common shares will be exercised at the Meeting.

DATED at Toronto, Ontario as of 2nd day of January 2026

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Jody Aufrichtig
Jody Aufrichtig
Chief Executive Officer & Director